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                              October 22, 2021

       Matthew Flemming
       Chief Executive Officer
       TRICCAR INC.
       220 Travis Street, Suite 501
       Shreveport, Louisiana 71101

                                                        Re: TRICCAR INC.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed July 20, 2021
                                                            File No. 000-30746

       Dear Mr. Flemming:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 9A. Controls and Procedures, page F-9

   1. We note the disclosures related to management's annual report on internal control over financial reporting.
However, your disclosures do not appear to address your conclusions as to your disclosure
controls and procedures. Please revise the Form 10-K to comply with the requirements
of Item 307 of Regulation S-K. Please revise your Form 10-Q
                                                        reports for the periods
ended March 31, 2021 and June 30, 2021 to provide these required disclosures.
   2. Please revise your Form 10-K to comply with all the disclosure requirements set forth in
                                                        Item 308 of S-K. Revise
your disclosure to provide a statement of management's
                                                        responsibility for
establishing and maintaining adequate internal control over financial reporting and discuss
the changes in your internal control over financial reporting during the last fiscal
quarter.
 Matthew Flemming
TRICCAR INC.
October 22, 2021
Page 2
Exhibits
Certifications, page F-16

3. We note your Exhibit 31 certifications do not include the introductory language in paragraph 4 referring to internal control over financial reporting. Please revise the
         Form 10-K report to file revised certifications from your principal executive officer and principal financial officer as required by Item 601(b)(31) and (32) of Regulation S-K, and the interactive data file as required by Item 601(b)(101) of Regulation S-K. Lastly, revise your Form 10-Q reports for the periods ended March 31, 2021 and June 30, 2021 to file certifications.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez,
Branch Chief at (202) 551-3752 with any questions.



FirstName LastNameMatthew Flemming                            Sincerely,
Comapany NameTRICCAR INC.
                                                              Division of
Corporation Finance
October 22, 2021 Page 2                                       Office of Energy
& Transportation
FirstName LastName